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                                                                Exhibit No. 99.1


PRESS INFORMATION                     [SAP LOGO]

                                        SAP AG
                                        Neurottstrasse 16
                                        D-69190 Walldorf
                                        Germany

                                        CORPORATE COMMUNICATIONS
                                        Phone +49 (62 27) 7- 4 63 11
                                        Fax +49 (62 27) 7- 4 63 31
                                        www.sap.com
                                        E-mail: press@sap.com
FOR IMMEDIATE RELEASE

                                      Contact: Gundolf Moritz
                                               SAP AG
                                               +49-6227-7-44872
                                                  -or-
                                               Stefan Gruber
                                               SAP AG
                                               +1-212-653-9821
                                                  -or-
                                               Jim Prout
                                               Taylor Rafferty
                                               +1-212-889-4350


SAP EXPECTS FOURTH QUARTER SOFTWARE LICENSE SALES TO EXCEED  EURO 1 BILLION

WALLDORF, GERMANY - JANUARY 9, 2002 - SAP AG (NYSE: SAP), the leading business infrastructure software provider, today announced that after a preliminary review it expects fourth quarter software license sales to reach more than euro 1 billion. On the basis of this figure, SAP anticipates its 2001 full-year revenues to grow by more than 16% with operating margins excluding stock based compensation and TopTier acquisition related charges matching the 20% levels achieved in 2000.

The Company expects the near-term market environment to remain challenging. Based on current economic conditions the Company anticipates that customers will continue to invest cautiously in e-business software solutions.

SAP will provide additional details on its 2001 preliminary results on January 23, 2002.

ABOUT SAP
SAP is the world's leading provider of e-business software solutions. Through the mySAP.com(R) e-business platform, people in businesses around the globe are improving relationships with customers and partners, streamlining operations, and achieving significant efficiencies throughout their supply chains. Today, more

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than 17,000 companies in over 120 countries run more than 44,500 installations of SAP(R) software. With subsidiaries in over 50 countries, the company is listed on several exchanges including the Frankfurt stock exchange and NYSE under the symbol "SAP." (Additional information at HTTP://WWW.SAP.COM).



Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will," "expect," and "project" and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2000 filed with the SEC on March 28, 2001. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.